UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)*

                                BEA Systems, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                    073325102
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                           Icahn Capital Management LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 26, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on September 14, 2007 by the Reporting Persons (the "Initial 13D"), as amended by the Amendment No. 1 to the Initial 13D, filed on September 20, 2007, Amendment No. 2 to the Initial 13D, filed on October 2, 2007, Amendment No. 3 to the Initial 13D, filed on October 3, 2007, Amendment No. 4 to the Initial 13D, filed on October 10, 2007 and Amendment No. 5 to the Initial 13D, filed on October 12, 2007 (collectively, the "Amendments", and together with the Initial 13D, the "Schedule 13D"), with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by BEA Systems, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by adding the following:

     On October 26, 2007, Carl Icahn issued a press release and delivered a letter to the Issuer. Carl Icahn's press release, which includes his letter, is attached hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

     1. Carl C. Icahn Press Release, dated October 26, 2007

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2007

HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
         --------------------------
              Name: Edward E. Mattner
              Title: Authorized Signatory

ICAHN PARTNERS HOLDING LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name: Andrew Skobe
              Title: Interim Chief Financial Officer

BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:   Authorized Signatory

/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



        [Signature Page of Schedule 13D Amend. No. 6 - BEA Systems, Inc.]

                                                                       EXHIBIT I

FOR IMMEDIATE RELEASE
CONTACT:  SUSAN GORDON: (212) 702-4309

                   CARL ICAHN ISSUES STATEMENT CONCERNING BEA

NEW YORK, NEW YORK, OCTOBER 26, 2007 - Today, Carl C. Icahn announced that he sent the following letter to BEA Systems, Inc.

October 26, 2007

BEA Systems, Inc.
2315 North First Street
San Jose, California 95131

To The Board Of Directors Of BEA:

     I am the largest shareholder of BEA, holding over 58 million shares and equivalents. I am sure that the BEA Board would agree with me that it would be desirable not to have to put BEA through a disruptive proxy fight, a possible consent solicitation and a lawsuit. This can be very simply avoided if BEA will commit to the two following conditions:

o BEA SHOULD ALLOW ITS SHAREHOLDERS TO DECIDE THE FATE OF BEA BY CONDUCTING AN AUCTION SALE PROCESS AND ALLOWING THE SHAREHOLDERS TO ACCEPT OR REJECT THE PROPOSAL MADE BY THE HIGHEST BIDDER. BEA should not allow the stalking horse bid from Oracle to disappear (failure to take the Oracle bid as a stalking horse would be a grave dereliction of your fiduciary duty in my view). If a topping bid arises, then all the better. But if no topping bid arises it should be up to the BEA shareholders to decide whether to take the Oracle bid or remain as an independent Company - - not THIS Board, members of which presided over the reprehensible "option" situation at BEA, a Board that has watched while, according to Oracle in its September 20, 2007 conference call, Oracle's Middleware business "grew 129% compared with the decline of 9% for BEA".

o BEA SHOULD AGREE NOT TO TAKE ANY ACTION THAT WOULD DILUTE VOTING BY ISSUING STOCK, ENTRENCH MANAGEMENT OR DERAIL A POTENTIAL SALE OF BEA. We are today commencing a lawsuit in Delaware demanding the holding of the BEA annual shareholder meeting before any scorched earth transactions (such as stock issuances, asset sales, acquisitions or similar occurrences) take place at BEA, other than transactions that are approved by shareholders. AS WE STATED ABOVE, THIS LAWSUIT CAN EASILY BE AVOIDED.

     Your recent press releases regarding Oracle's proposal to acquire BEA indicate to me that you intend to find ways to derail a sale and maintain your control of the company. In particular I view your public declaration of a $21 per share "take it or leave it" price as a management entrenchment tactic, not a negotiating technique. BEA is at a critical juncture and it finds itself with a "holdover Board". BEA has not held an annual meeting in over 15 months and has not filed a 10K or 10Q for an accounting period since the quarter ended April 30, 2006. Those failures have arisen out of a situation that occurred under the watch of many of the present Board members.

     You should have no doubt that I intend to hold each of you personally responsible to act on behalf of BEA's shareholders in full compliance with the high standards that your fiduciary duties require, especially in light of your past record. Responsibility means that SHAREHOLDERS SHOULD HAVE THE CHOICE whether or not to sell BEA. BEA belongs to its shareholders not to you.

                                                              Very truly yours,



                                                              /s/ Carl C. Icahn
                                                              -----------------
                                                              Carl C. Icahn